Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 7, 2002

Extendicare Inc. Reports Third Quarter Results
Strong 2002 Performance Turnaround Continues
Actuarial Report Confirms Adequacy of Reserves and Current Accruals

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $7.9 million ($0.11 per share) in the 2002 third quarter compared to a loss of $33.8 million ($0.47 loss per share) in the quarter ended September 30, 2001, demonstrating a strong performance turnaround this year and the fourth consecutive quarter of positive results. In addition, the Company has just completed an interim independent actuarial review of resident care liability costs, based on data through September 30, which confirms the adequacy of reserves and current accruals.

Revenue from ongoing operations grew 7.6% to $443.1 million in the third quarter of 2002 from $411.9 million in the same period last year. The 2001 third quarter results included revenue of $20.8 million from assets that are no longer operated by Extendicare.

Pre-tax earnings from health care operations rose $57.9 million to $10.1 million from a loss of $47.8 million in the prior year quarter.

U.S. same-facility nursing home occupancy averaged 90.8% in the third quarter of 2002 compared to 88.1% in the 2001 third quarter. The Medicare component increased to 13.3% in the third quarter from 11.3% a year ago.

“Our focus on census as a top priority of our U.S. business is producing very positive results, while our emphasis on quality care remains unwavering. Occupancy is at its highest point since 1994. The sharp upturn in our financial performance in 2002 shows the success of the strategies we have put in place to accomplish our goals,” said Mel Rhinelander, President and Chief Executive Officer.

Extendicare’s U.S. nursing centre results for the first nine months of 2002 included US$31.22 per Medicare day attributable to federal funding that expired on September 30, 2002. However, on October 1, 2002, long-term care providers received a 2.6% market basket increase in Medicare rates. Based upon the Medicare case mix and patient days for the first nine months of 2002, the impact of these two items is a net decline in the average rate of US$26.47 per patient day, which on an annualized basis going forward amounts to approximately $25.2 million (US$16.1 million).

“Extendicare, and the long-term care industry as a whole, was disappointed that the U.S. Congress overlooked the needs of our senior population by failing to extend current funding levels for Medicare beneficiaries in skilled nursing facilities,” Mr. Rhinelander said. “While Extendicare will be profitable from ongoing operations this year, the uncertainty of Medicare funding could present a significant challenge in the future.”

Quarters ended September 30, 2002 and September 30, 2001

Earnings before interest, taxes, depreciation, amortization, and loss from asset disposals and other items (EBITDA) rose 83.9% to $43.0 million in the 2002 third quarter from $23.4 million in the 2001 third quarter. EBITDA as a percent of revenue increased to 9.7% from 5.4% in the third quarter of 2001.

EBITDA from U.S. operations was up $19.2 million, or 149.4%, due to lower resident care liability costs as a result of the Company’s exit from the Texas nursing home market and improved census. EBITDA from Canadian operations rose 3.8%, as contributions from new Ontario nursing homes and positive funding changes were partially offset by a decline in home health care operations.

Home health care hours of service provided fell 20.3% to 1.33 million in the third quarter of 2002, from 1.66 million in the prior year quarter. During the third quarter of 2002, 80.7% of ParaMed’s service hours were in Ontario and 14.2% in British Columbia. ParaMed experienced declining volumes in both markets. While 94.5% of the drop occurred in Ontario, as a result of budget constraints at the Community Care Access Agencies that contract for the services, management believes that this situation has stabilized. In B.C., ParaMed’s hours of service declined by 11,500 hours, or 5.8%, as some Regional Health Authorities chose to deliver home health care services themselves. In addition, funding has lagged behind rising operating costs, making it uneconomical to take on new contracts.

In November 2002, as a result of continuing unfavourable business conditions, management approved a plan to leave the British Columbia home health care market by winding down its ParaMed B.C. business through the transfer of existing contracts to either the Regional Health Authorities or other third parties by March 31, 2003. ParaMed Home Health Care Services operates five offices in B.C. For the nine months ended September 30, 2002, these operations provided 575,000 hours of service and generated revenue of $20.1 million. During the period, net income declined 50% from the first nine months of 2001 to approximately $0.2 million on an after-tax basis, excluding an allocation of corporate head office costs. The Company anticipates that funding levels and service hours will continue to erode. Depending on whether existing contracts are successfully transferred, the Company could incur costs to wind down operations of approximately $1.4 million, consisting primarily of labour related expenses and operating lease penalties.

Extendicare’s operating cash flow for the three months ended September 30, 2002, prior to working capital changes, was $39.5 million ($0.56 per share) compared to $14.4 million ($0.20 per share) in the 2001 third quarter. The 2002 third quarter cash flow included a $20.9 million cash dividend from Crown Life Insurance Company.

Nine Months ended September 30, 2002 and September 30, 2001

EBITDA rose 44.7% to $122.3 million in the nine months ended September 30, 2002 from $84.5 million in the same period last year. EBITDA as a percent of revenue increased to 9.4% from 6.6% in the nine months ended September 30, 2001.

Pre-tax earnings from health care operations improved by $88.2 million to $20.1 million from a loss of $68.1 million in the prior year period.

Revenue from ongoing operations rose $91.6 million, or 7.5% period over period, to $1,304.9 million. In 2001, assets that are no longer operated by Extendicare generated revenue of $59.2 million.

In the nine months ended September 30, 2002, same-facility nursing home occupancy for Extendicare Health Services, Inc. (EHSI) rose to 90.0% from 87.7% in the comparable 2001 period, with Medicare census representing 13.1% of the resident days earned, up from 11.5% in the prior year period.

Other

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for a lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled.

Under the terms of its November 2001 Normal Course Issuer Bid, the Company has purchased to date for cancellation 1,671,200 Subordinate and Multiple Voting shares at an average cost per share of $4.84, of which 1,615,500 were acquired in 2002 at an average cost per share of $4.82. This bid expires on November 26, 2002. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 27, 2002, for just less than 10% of the public float of each of the Company’s Subordinate Voting Shares and Class II Preferred Shares, Series 1 (EXE.PR.E), and for just less than 5% of the outstanding Multiple Voting Shares.

At their meeting yesterday, the Directors declared a monthly dividend of $0.075 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on December 16, 2002 to shareholders of record on November 29, 2002.

Extendicare, through its subsidiaries, operates 262 facilities with capacity for 26,800 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2002 third quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On November 8, 2002, at 10:00 a.m. (EST), Extendicare Inc. will hold a conference call to discuss the Company’s results for the third quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on November 22, 2002. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1276696. In addition, an archived audio recording of the call will be available on Extendicare’s website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

(thousands of Canadian dollars except per share amounts)	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Revenue
Nursing and assisted living centres
United States	313,134	305,515	920,740	889,541
Canada	80,198	69,957	232,433	203,336
Outpatient therapy — U.S	3,892	3,643	11,911	11,183
Home health — Canada	35,688	42,064	109,331	132,325
Other	10,167	11,551	30,534	36,204

	443,079	432,730	1,304,949	1,272,589
Operating and administrative costs	393,733	402,346	1,163,888	1,166,994
Lease costs	6,366	7,010	18,740	21,083

Earnings before undernoted	42,980	23,374	122,321	84,512
Depreciation and amortization	17,021	17,177	51,393	52,560
Interest, net	15,876	16,083	46,306	49,981
Loss from asset disposals and other items	—	37,931	4,486	50,082

Earnings (loss) before income taxes	10,083	(47,817)	20,136	(68,111)

Income taxes
Current	1,495	1,680	5,363	2,601
Future (reduction)	2,561	(13,308)	4,288	(20,278)

	4,056	(11,628)	9,651	(17,677)

Net earnings (loss) from health care before minority interests	6,027	(36,189)	10,485	(50,434)
Minority interests	—	28	—	75

Net earnings (loss) from health care	6,027	(36,217)	10,485	(50,509)
Share of earnings of Crown Life	1,893	2,405	5,452	7,243

Net earnings (loss)	7,920	(33,812)	15,937	(43,266)

Basic and diluted earnings (loss) per share	0.11	(0.47)	0.22	(0.61)

Note: Effective January 1, 2002, the Company adopted a new policy of the Canadian Institute of Chartered Accountants, Handbook Section 3062, resulting in the ceasing of amortization of goodwill and other intangible assets with an indefinite life. Had this policy been adopted January 1, 2001, amortization expense would have been $3.0 million lower for the nine months ended September 30, 2001, with no offsetting income tax effect, equivalent to $0.04 per share.

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
(thousands of Canadian dollars)	September 30		September 30

	2002	2001	2002	2001

Cash provided by (used in) operations
Net earnings (loss)	7,920	(33,812)	15,937	(43,266)
Adjustments for:
Depreciation and amortization	17,021	17,177	51,393	52,560
Provision for self-insured liabilities	4,049	47,640	12,599	61,072
Payments for self-insured liabilities	(11,100)	(13,708)	(41,299)	(43,179)
Future income taxes	2,561	(13,308)	4,288	(20,278)
Loss from asset disposals and other items	—	10,979	4,486	23,130
Dividends received, net of undistributed share of earnings of Crown Life	18,989	(2,405)	16,544	15,369
Other	36	1,840	2,201	2,226

	39,476	14,403	66,149	47,634
Net change in operating working capital, excluding cash
Accounts receivable	(7,901)	(6,096)	7,972	31,564
Inventories, supplies and prepaid expenses	882	351	(4,966)	(1,486)
Accounts payable and accrued liabilities	8,623	23,083	9,910	7,297
Income taxes	908	338	(2,212)	35,516

	41,988	32,079	76,853	120,525

Cash provided by (used in) investment activities
Property and equipment	(14,942)	(10,659)	(33,684)	(33,296)
Net proceeds from dispositions	—	—	19,680	10,573
Other assets	597	(855)	6,477	(479)

	(14,345)	(11,514)	(7,527)	(23,202)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	235,585	29,851
Repayment of long-term debt	(3,695)	(11,370)	(233,369)	(96,692)
Purchase of subsidiary public debt	—	(1,431)	—	(24,852)
Decrease (increase) in investments held for self-insured liabilities	(22,562)	46	(21,343)	23,998
Purchase of shares for cancellation	(5,715)	(871)	(7,386)	(9,167)
Financing costs	(1,087)	(312)	(12,429)	(2,556)
Other	(870)	(1,004)	(1,867)	(2,211)

	(33,929)	(14,942)	(40,809)	(81,629)

Foreign exchange gain on cash held in foreign currency	2,237	90	487	212

Increase (decrease) in cash and cash equivalents	(4,049)	5,713	29,004	15,906
Cash and cash equivalents at beginning of period	58,602	19,227	25,549	9,034

Cash and cash equivalents at end of period	54,553	24,940	54,553	24,940

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	September 30	December 31
	2002	2001

Assets
Current assets
Cash and short-term investments	54,561	26,491
Accounts receivable	184,870	194,412
Income taxes recoverable	10,518	8,352
Future income taxes	16,536	17,987
Inventories, supplies and prepaid expenses	19,972	15,227

	286,457	262,469
Property and equipment	918,747	968,202
Goodwill and other intangible assets	121,969	123,901
Other assets	302,020	249,730

	1,629,193	1,604,302
Investment in Crown Life Insurance Company	119,479	135,944

	1,748,672	1,740,246

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	8	942
Accounts payable and accrued liabilities	315,468	306,825
Current maturities of long-term debt	5,736	23,128

	321,212	330,895
Accrual for self-insured liabilities	144,606	174,224
Long-term debt	826,015	788,354
Other liabilities	47,616	47,784
Future income taxes	51,120	48,293

	1,390,569	1,389,550
Shareholders’ equity	358,103	350,696

	1,748,672	1,740,246

Note: Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

EXTENDICARE INC.
Financial and Operating Statistics
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Revenue (millions)
United States	$326.0	$319.9	$960.0	$934.5
Canada	117.1	112.8	345.0	338.1

	$443.1	$432.7	$1,305.0	$1,272.6

EBITDA (millions)
United States	$32.1	$12.9	$94.3	$57.6
Canada	10.9	10.5	28.0	26.9

	$43.0	$23.4	$122.3	$84.5

Health Care Net Earnings (Loss) (millions)
United States	$2.7	$(39.0)	$4.4	$(57.0)
Canada	3.3	2.8	6.1	6.5

	$6.0	$(36.2)	$10.5	$(50.5)

Components of Earnings (Loss) per Share
Health care operations, after preferred share dividends	$0.08	$(0.12)	$0.18	$(0.22)
Loss from asset disposals and other items	—	(0.38)	(0.04)	(0.49)
Share of earnings of Crown Life	0.03	0.03	0.08	0.10

	$0.11	$(0.47)	$0.22	$(0.61)

Cash Flow from Operations, before changes in Working Capital, per Share	$0.56	$0.20	$0.93	$0.66
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis
Private/other	19.4%	20.4%	19.2%	20.4%
Medicare	27.6	24.4	27.3	24.9
Medicaid	53.0	55.2	53.5	54.7
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)
Private/other	214.3	216.3	632.9	640.8
Medicare	156.6	130.2	454.0	390.7
Medicaid	804.6	805.6	2,376.0	2,370.0
Average Occupancy (excluding managed facilities)
U.S. nursing, same-facility	90.8%	88.1%	90.0%	87.7%
U.S. nursing and assisted living, same-facility	90.1	87.5	89.3	87.2
Extendicare Inc. total facilities in operation	92.5	90.3	91.7	90.0
Extendicare Inc., same-facility basis	92.5	90.7	91.9	90.4
Average US/Cdn. Dollar Exchange Rate	1.5626	1.5451	1.5705	1.5380